Filed Pursuant to Rule 433

Registration No: 333-134553

Lehman Brothers Holdings Inc.

6.875%  Notes due May 2, 2018

Issuer:	Lehman Brothers Holdings Inc.
Ratings:(1)	A1 (Moody’s)/A+ (S&P)/AA– (Fitch)
Principal Amount:	$2,500,000,000
Security Type:	Senior Medium Term Notes
Legal Format:	SEC Registered
Settlement Date:	April 24, 2008 (T+5)
Maturity Date:	May 2, 2018
Issue Price:	99.669%
Coupon:	6.875%
Benchmark Treasury:	3.50% due February 15, 2018
Spread to Benchmark Treasury:	Plus 320 basis points (3.20%)
All-in Yield:	6.921%
Interest Payment Dates:	Semi-annually on each May 2 and November 2, commencing on November 3, 2008 (as November 2, 2008 is not a business day)
Denominations:	$1,000/$1,000
CUSIP/ISIN:	5252M0FD4/US5252M0FD44

Underwriters:	Lehman Brothers (88%) (bookrunner)

Banc of America Securities LLC (1%)
Citi (1%)
DnB NOR Bank ASA (1%)
HSBC (1%)
Mellon Financial Markets, LLC (1%)
National Australia Bank (1%)
Scotia Capital (1%)
Sovereign Securities Corporation, LLC (1%)
SunTrust Robinson Humphrey (1%)
TD Securities (1%)
Wells Fargo Securities (1%)
Williams Capital Group, L.P. (1%)

(1)

A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering.  Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus from Lehman Brothers Inc. by calling 1-888-603-5847.